2200 Ross Avenue, Suite 2200
Dallas, Texas 75201-6776
Telephone: 214-740-8000
Fax: 214-740-8800
www.lockelord.com

Kenneth L. Betts
Direct Telephone: 214-740-8696
Direct Fax: 214-756-8696
kbetts@lockelord.com
November 10, 2011
Via Facsimile
Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Plymouth Opportunity REIT, Inc. File No. 333-173048
Dear Mr. Kluck:
     Set forth below are the responses of Plymouth Opportunity REIT, Inc. (the “Company”) to the Commission’s comments received telephonically from Stacie Gorman on November 9, 2011 regarding the Company’s revised Two-Page Flyer. We have attached the revised flyer. We understand that the Commission may have additional comments after reviewing the revised flyer and the responses set forth below.
     For your convenience, the Commission’s comments have been repeated herein in bold font, with the Company’s response immediately following each of the Commission’s comments.
Two-Page Flyer
Investment considerations
1.	We note your reference to having lower fees. It appears that your fees are generally consistent with other REITS. Please remove this statement or advise.
In response to the Staff’s comment, the Company has revised the disclosure to clarify that the Company has lower “up front” fees only.

November 10, 2011

2.	We note that you have not commenced operations. Please clarify that the information in the fifth bullet point represents your intentions, but that you may not be able to achieve this goal.
In response to the Staff’s comment, the Company has added a footnote providing the requested disclosure.
Investment Objectives
3.	Please ensure that footnotes that contain pertinent disclosure for an investor as presented with equal prominence to the remainder of your disclosure. For example, please increase the font size of footnote 1 so that it equally prominent. Please make similar changes throughout your sales literature as appropriate.
In response to the Staff’s comment, the Company has revised the font size of the footnotes.
Our Story
4.	Please remove the reference to “working for one REIT.” Please make similar changes throughout your sales literature as appropriate.
In response to the Staff’s comment, the Company has removed the references to “working for one REIT.”

Sincerely,
/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Stacie Gorman Jeffrey E. Witherell Bryan L. Goolsby, Esq.